MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

November 12, 2009

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

November 12, 2009 to the Toronto Stock Exchange and the New York Stock Exchange (NYSE Amex), being the only exchanges upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced that it was notified by NYSE Amex that it is not in compliance with NYSE Amex listing maintenance standards.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. has received notice from the NYSE Amex LLC (“NYSE Amex” or the “Exchange”) that, based on their review of the Company’s fiscal 2010 first quarter results, the Company is not in compliance with Section 1003(a)(iii) of the Company Guide, having at July 31, 2009 stockholders’ equity of less than $6,000,000 while sustaining losses from continuing operations and net losses in its five most recent fiscal years.

In order to maintain listing of the Company’s common shares on the NYSE Amex, the Company must submit a plan to the Exchange by December 11, 2009 addressing how it intends to regain compliance with Section 1003(a)(iii) by May 11, 2011.

The Company will submit a plan (the “Plan”) before the deadline of December 11, 2009. If the Exchange accepts the Plan, then the Company may be able to continue its NYSE Amex listing during the Plan period, up to May 11, 2011, during which time the Company will be subject to periodic review to determine whether it is making progress consistent with the Plan. If the Company fails to submit a Plan acceptable to the Exchange, or even if accepted, if the Company is not in compliance with the continued listing standards at the end of the Plan period or the Company does not make progress consistent with the Plan during the period, then the Exchange may initiate delisting proceedings.

“We intend to do everything in our power to rectify our non-compliance issue and maintain our NYSE Amex listing”, states Tom Shrake, President and CEO of Pacific Rim. “Our current Exchange non-compliance is yet another damage the Company has suffered due to the failure of the Government of El Salvador to follow Salvadoran law and international law. Our U.S. subsidiary, which holds our El Salvador assets, has filed a claim against El Salvador under the Dominican Republic-Central America- United States Free Trade Agreement and under El Salvador’s Investment Law, and this claim remains pending. We continue to seek a resolution to the El Dorado permitting impasse and have been in regular communication with the Government of El Salvador over the past several months. We are hopeful that a resolution can be reached, and Technical Secretary Alex de Segovia of the newly-elected Funes administration has publicly stated the same. Upon resolution of the El Dorado permitting issue, the Company intends to become an environmentally cutting-edge, low-cost gold producer in El Salvador with significant exploration upside in its numerous high-grade epithermal systems along the Central American Mineral Belt.”

The Company’s common shares continue to trade on the NYSE Amex under the symbol “PMU” but will shortly become subject to the trading symbol extension “BC” to denote non-compliance with the Exchange’s continued listing standards. The Company’s common shares also continue to be listed on the Toronto Stock Exchange (“TSX”) in Canada under the symbol “PMU” and that listing is not expected to be affected by the NYSE Amex notification.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

November 18, 2009